Exhibit 4.13

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

VSee Health, Inc. (“us”, “our,” “we” or the “Company”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”): (i) our common stock, par value $0.0001 per share (“Common Stock”), and (ii) warrants of the Company, each whole warrant exercisable for one share of the Company’s Common Stock at an exercise price of $11.50 (the “Public Warrants”).

The following descriptions of our capital stock and certain provisions of Second Amended and Restated Certificate of Incorporation, as amended (the “Charter”), our Amended and Restated Bylaws, as amended (the “Bylaws”) and Delaware law are summaries. You should also refer to the text of our Charter and our Bylaws, which are filed as exhibits to this Annual Report.

Authorized and Outstanding Capital Stock

The Charter authorizes the issuance of up 110,000,000 shares, consisting of two classes of stock: (i) 100,000,000 shares of common stock, and (ii) 10,000,000 shares of preferred stock, $0.00001 par value per share (the “Preferred Stock”). The Certificate of Designation of Series A Convertible Preferred Stock (the “Series A COD”) authorizes the issuance of 6,500 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”). The Certificate of Designation of Series A Convertible Preferred Stock (the “Series B COD”) authorizes the issuance of 2,000 shares of Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”).

Common Stock

Voting Rights

Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Common Stock of the Company held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock of the Company, as such, shall not be entitled to vote on any amendment to the Charter (including any Certificate of Designation) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Charter (including any Certificate of Designation) or pursuant to the Delaware General Corporation Law (the “DGCL”).

Subject to the rights of any holders of any outstanding series of Preferred Stock of the Company, the number of authorized shares of Common Stock of the Company may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

No Preemptive or Similar Rights

Our Common Stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Dividend Rights

Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock of the Company, the holders of Common Stock of the Company, as such, shall be entitled to the payment of dividends on the Common Stock of the Company when, as and if declared by the Board of Directors of the Company (“Board”) in accordance with applicable law.

Liquidation, Dissolution and Winding Up

Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock of the Company, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the funds and assets of the Company that may be legally distributed to the Company’s stockholders shall be distributed among the holders of the then outstanding Common Stock of the Company pro rata in accordance with the number of shares of Common Stock of the Company held by each such holder.

Preferred Stock

The Charter provides that shares of Preferred Stock of the Company may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board as hereinafter provided.

The Board has authority from time to time to issue the preferred stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of preferred stock of the Company may provide that such series shall be superior or rank equally or be junior to any other series of preferred stock of the Company to the extent permitted by law and the Charter (including any Certificate of Designation). Except as otherwise required by law, holders of any series of preferred stock of the Company shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by the Charter (including any Certificate of Designation).

The number of authorized shares of Preferred Stock of the Company may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Series A Preferred Stock

The Series A Preferred Stock has the following rights and preferences:

Authorized Shares, Par Value: Pursuant to the Series A COD, we authorized 6,500 shares of Series A Preferred Stock.

Ranking: The Series A Preferred Stock rank senior to the Common Stock with respect to rights on dividends, distribution of assets on any voluntary or involuntary liquidation, and dissolution or winding up of the affairs of the Company.

Dividends: Holders of the Series A Preferred Stock participate on dividends and any other distributions of the Company’s assets as if such holder had held the number of shares of Common Stock acquirable upon complete conversion of the Series A Preferred Stock immediately prior to the date on which a record is taken for such dividend or distribution, subject to certain limitations on beneficial ownership.

Conversion Rights: The number of shares of Common Stock into which the Series A Preferred Stock are convertible (the “Conversion Rate”) is equal to the Conversion Amount divided by the initial conversion price of

$10.00 (the “Conversion Price”), subject to adjustment. “Conversion Amount” means, with respect to each share of Series A Preferred Stock, the stated value.

The Series A Preferred Stock is convertible upon the earlier of (i) twelve (12) months after the issuance of the Series A Preferred Stock or (ii) the date on which no shares of Series A Preferred Stock remain outstanding, into Common Stock at the Conversion Rate (subject to equitable adjustment in the event of a stock split, stock consolidation, subdivision or certain other events of a similar nature that increase or decrease the number of shares of Series A Preferred Stock outstanding).

The Conversion Price of the Series A Preferred Stock is subject to reset in the event the holders convert all or any part of the Series A Preferred Stock at the Alternate Conversion Price. “Alternate Conversion Price” means the lowest of (i) the applicable conversion price as in effect on the applicable conversion date of the applicable alternate conversion, and (ii) the greater of (x) the Floor Price (as defined below) and (y) 90% of the price computed as the quotient of (I) the sum of the VWAP of the Common Stock for each of the three (3) trading days with the lowest VWAP of the Common Stock during the ten (10) consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable conversion notice, divided by (II) three (3), as appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction.

“Floor Price” means $10.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events); provided, that after the Resale Adjustment Date (as defined below), the Floor Price shall be lowered to $5.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events); provided further, upon any Price Adjustment Reset, the Floor Price shall be lowered to $2.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events).

Any conversion will be settled only in shares of Common Stock; provided, that the Company shall not effect any conversion to the extent that after giving effect to such conversion, the converting holder would beneficially own in excess of 4.99% of the Common Stock outstanding immediately after giving effect to the conversion.

Purchase Rights: If at any time the Company grants, issues or sells any options, convertible securities, or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of Common Stock (the “Purchase Rights”), then each holder of Series A Preferred Stock will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon complete conversion of all the Series A Preferred Shares held by such holder immediately prior to the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights; subject to certain limitations on beneficial ownership.

Other Corporate Events: Prior to the consummation of any “Fundamental Transaction,” defined to include a merger, change or control, transfer of all or substantially all equity of the company, or sale of 50% or more of the Company’s outstanding shares of Common Stock, pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Company shall make appropriate provision to ensure that each holder of Series A Preferred Stock will thereafter have the right, at such holder’s option, to receive upon a conversion of all the Series A Preferred Stock held by such holder (i) in addition to the shares of Common Stock receivable upon such conversion, such securities or other assets (the “Corporate Event Consideration”) to which such holder would have been entitled with respect to such shares of Common Stock had such shares of Common Stock been held by such holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of the Series A Preferred Stock) or (ii) in lieu of the shares of Common Stock otherwise receivable upon such conversion, such securities or other assets received by the holders of shares of Common Stock in connection with the consummation of such Corporate Event in such amounts as such holder of Series A Preferred Stock would have been entitled to receive had the Series A Preferred Stock held by such holder initially been issued with conversion rights for the form of such consideration (as opposed to shares of Common Stock) at a conversion rate for such consideration commensurate with the Conversion Rate.

Rights Upon Issuance of Other Securities; Adjustment of Conversion Price upon Subdivision or Combination of Common Stock: If the Company at any time subdivides (or combines) one or more classes of its outstanding shares of Common Stock into a greater (or lesser) number of shares, the Conversion Price will be proportionately reduced but in no event will the conversion price of the Series B be increased.

Adjustment of Conversion Price: The Company may, with the prior written consent of the holders of Series A Preferred Stock, reduce the Conversion Price to any amount and for any period of time deemed appropriate by the Board.

On the later (such later date, the “Resale Adjustment Date”) of (A) the 90th calendar day after the initial issuance of the Series A Preferred Stock and (B) the earlier of (x) the initial date the shares of Common Stock issuable upon conversion of the Series A Preferred Stock are eligible to be resold by the holders pursuant to Rule 144 or (y) the date a registration statement registering the resale by the holders of all shares of Common Stock issuable upon conversion of the Series A Preferred Stock is declared effective by the SEC, as applicable, if the Conversion Price then in effect is greater than the Resale Adjustment Price (as defined below), on the Resale Adjustment Date, the Conversion Price shall automatically adjust downward to the Resale Adjustment Price.

On the earlier (such earlier date, the “Price Adjustment Date”) to occur after the Resale Adjustment Date of (A) such date the VWAP of the Common Stock for each trading day during a period of ten (10) consecutive trading days is less than $5.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events) or (B) the first anniversary of the issuance of the Series A Preferred Stock, as applicable, if the Conversion Price then in effect is greater than $2.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events) on the Price Adjustment Date, the Conversion Price shall automatically adjust downward to the Resale Adjustment Price (each, a “Price Adjustment Reset”).

“Resale Adjustment Price” means, with respect to any Resale Adjustment Date that price which shall be the lowest of (i) the applicable Conversion Price as in effect on the applicable Resale Adjustment Date, and (ii) the greater of (x) the Floor Price and (y) 90% of the price computed as the quotient of (I) the sum of the VWAP of the Common Stock for each of the three (3) Trading Days with the lowest VWAP of the Common Stock during the ten (10) consecutive Trading Day period ending and including the Trading Day immediately preceding the applicable Resale Adjustment Date, divided by (II) three (3) (such period, the “Resale Adjustment Measuring Period”). All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction that proportionately decreases or increases the Common Stock during such Resale Adjustment Measuring Period.

Rights Upon Fundamental Transactions: Pursuant to the Series A COD, the Company shall not be party to a Fundamental Transaction, defined to include a merger, change or control, transfer of all or substantially all equity of the company, or sale of 50% or more of the Company’s outstanding shares of Common Stock, unless the successor entity assumes in writing all obligations of the Company under the Series A COD and the Series A Securities Purchase Agreement Transaction Documents, and such successor entity shall issue upon conversion or redemption of the Series A Preferred Stock shares of the publicly traded common stock (or their equivalent) of the successor entity had all the Series A Preferred Stock of the holder been converted immediately prior to the Fundamental Transaction.

Voting Rights: The holders of Series A Preferred Stock are entitled to vote with shareholders of Common Stock, together as a single class, with a number of votes per share equal to the number of shares of Common Stock into which such holders’ Series A Preferred Stock is then convertible. Series A Preferred Stock are entitled to certain consent rights on matters related to the authorization of any adverse change to the powers, preferences, or special rights of the Series A Preferred Stock set forth in the Charter or Bylaws, and shall have voting rights as required by law.

Additionally, without first obtaining the affirmative vote at a meeting duly called for such purpose or the written consent without a meeting of the holders of the Series A Preferred Stock, the Company shall not amend or repeal any provision of, or add any provision to, its Charter or Bylaws, or file any certificate of designations or articles of amendment of any series of shares of preferred stock, if such action would adversely alter or change in any respect the preferences, rights, privileges or powers, or restrictions provided for the benefit of the Series A Preferred Stock, regardless of whether any such action shall be by means of amendment to the Charter or by merger, consolidation or otherwise.

Redemption: At any time, the Company may optionally redeem the Series A Preferred Stock in cash at a price equal to the 100% of the Conversion Amount.

Reservation Requirements: So long as any Series A Preferred Stock remains outstanding, the Company shall at all times reserve at least 200% of the number of shares of Common Stock as shall from time to time be necessary to effect the conversion of all Series A Preferred Stock then outstanding.

Liquidation: In the event of the liquidation of the Company, the holders of Series A Preferred Stock shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its stockholders, before any amount shall be paid to the holders of any of shares of junior and shall receive an amount per share of Series A Preferred Stock equal to the amount per share such holder would receive if such holder converted its Series A Preferred Stock into Common Stock immediately prior to the date of such payment.

Amendments: The Series A Preferred COD may be amended by the affirmative vote of the holders of Series A Preferred Stock voting as a separate class, and the stockholder approval as required pursuant to the DGCL and the Charter.

Series B Preferred Stock

The Series B Preferred Stock has the following rights and preferences:

Authorized Shares, Par Value: Pursuant to the Series A COD, we authorized 2,000 shares of Series B Preferred Stock.

Ranking: The Series B Preferred Stock rank (i) senior to the Common Stock, and any other class or series of capital stock of the Company creates hereafter, the terms of which specifically provide that such class or series shall rank junior to the Series B Preferred Stock (“Junior Securities”), (ii) on parity with the Company’s outstanding Series A Preferred Stock as well as any class or series of capital stock of the Company created specifically ranking by its terms on parity with the Series B Preferred Stock (“Parity Securities”), and (iii) junior to any class or series of capital stock of the Company hereafter created specifically ranking by its terms senior to the Series B Preferred Stock.

Dividends: Holders of the Series B Preferred Stock participate on dividends and any other distributions of the Company’s assets as if such holder had held the number of shares of Common Stock acquirable upon complete conversion of the Series B Preferred Stock immediately prior to the date on which a record is taken for such dividend or distribution, subject to certain limitations on beneficial ownership.

Conversion Rights: The number of shares of Common Stock into which the Series B Preferred Stock are convertible (the “Conversion Rate”) is equal to the Stated Value of the shares of Series B Preferred Stock held divided by the $0.65 (the “Series B Conversion Price”), subject to adjustment. The Series B Preferred Stock are convertible at any time after the Manatt Gross Proceeds from the sale of Manatt Shares is less than $2.3 million.

Any conversion will be settled only in shares of Common Stock; provided, that the Company shall not effect any conversion to the extent that after giving effect to such conversion, the converting holder would beneficially own in excess of 9.99% of the Common Stock outstanding immediately after giving effect to the conversion.

Purchase Rights: If at any time the Company grants, issues or sells any options, convertible securities, or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of Common Stock (the “Purchase Rights”), then each holder of Series B Preferred Stock will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon complete conversion of all the Series B Preferred Shares held by such holder immediately prior to the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights; subject to certain limitations on beneficial ownership.

Automatic Cancellation: When the Manatt Gross Proceeds equals or exceeds $2.3 million, any outstanding Manatt Shares, Series B Shares and shares of Series B Preferred Stock will be automatically cancelled and returned to the Company.

Rights Upon Issuance of Other Securities; Adjustment of Conversion Price upon Subdivision or Combination of Common Stock: If the Company at any time subdivides (or combines) one or more classes of its outstanding shares of Common Stock into a greater (or lesser) number of shares, the Conversion Price will be proportionately reduced (or increased).

Adjustment of Conversion Price: The Company may, with the prior written consent of the holders of Series B Preferred Stock, reduce the Conversion Price to any amount and for any period of time deemed appropriate by the Board.

Voting Rights: The holders of Series B Preferred Stock are entitled to notice of all stockholder meetings at which holders of Common Stock shall be entitled to vote. Except as otherwise provided in the Series B COD, or as otherwise required by the DGCL, the holders of Series B Preferred Stock shall have no voting rights.

Reservation Requirements: So long as any Series B Preferred Stock remains outstanding, the Company shall at all times reserve not less than such aggregate number of shares of the Common Stock as shall be issuable (taking into account the adjustments and restrictions of Section 7 of the Series B COD) upon the conversion of the then outstanding shares of Series B Preferred Stock (assuming any such conversions are made without regard to any limitations on conversion set forth in the Series B COD).

Liquidation: Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Series B Preferred Stock shall be entitled to receive out of the assets legally available for distribution to stockholders, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Common Stock and Junior Securities and pari passu with any distribution to holders of Parity Securities, an amount equal to the Stated Value of for each share of Series B Preferred Stock and an amount equal to any accrued and unpaid dividends thereon, and thereafter holders of Series B Preferred Stock shall be entitled to receive out of the assets, whether capital or surplus, of the Company the same amount that a holder of Common Stock would receive if the Series B Preferred Stock were fully converted (disregarding for such purposes any conversion limitations set forth in the Series B COD).

Warrants

Public Warrants

Each whole Public Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the Business Combination. However, no Public Warrants will be exercisable for cash unless we have an effective and current registration statement covering the shares of Common Stock issuable upon exercise of the Public Warrants and a current prospectus relating to such shares of Common Stock. Notwithstanding the foregoing, if a registration statement covering the shares of Common Stock issuable upon exercise of the Public Warrants is not effective within 90 days following the consummation of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise Public Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Public Warrants on a cashless basis. In such event, each holder would pay the exercise price by surrendering the Public Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Public Warrants, multiplied by the difference between the exercise price of the Public Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of Common Stock for the five (5) trading days ending on the trading day prior to the date of exercise. The Public Warrants will expire on the fifth anniversary of our completion of an initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We may call the Public Warrants for redemption, in whole and not in part, at a price of $0.01 per warrant,

●	at any time after the Public Warrants become exercisable;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

●	if, and only if, the reported last sale price of the shares of Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing after the Public Warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the shares of Common Stock underlying such Public Warrants.

The right to exercise will be forfeited unless the Public Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Public Warrant will have no further rights except to receive the redemption price for such holder’s Public Warrant upon surrender of such warrant.

The redemption criteria for our Public Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then- prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the Public Warrants.

If we call the Public Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise Public Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Public Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Public Warrants, multiplied by the difference between the exercise price of the Public Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the shares of Common Stock for the five (5) trading days ending on the third (3rd) trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants.

The Public Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of at least 50% of the then outstanding Public Warrants, in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of Common Stock issuable on exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of shares of Common Stock at a price below their respective exercise prices.

In addition, if (x) we issue additional shares of Common Stock or equity-linked securities for capital raising purposes in connection with the Business Combination Closing at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Board, and in the case of any such issuance to our sponsor, initial stockholders or their affiliates, without taking into account any founder shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the Market Value is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which we issue the additional shares of Common Stock or equity- linked securities, and the $18.00 redemption trigger price will be adjusted to 180% of this amount.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Public Warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of Common Stock and any voting rights until they exercise their Public Warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Warrant holders may elect to be subject to a restriction on the exercise of their Public Warrants such that an electing warrant holder would not be able to exercise their Public Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the shares of Common Stock outstanding.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of Common Stock to be issued to the warrant holder.

Subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Anti-Takeover Effects of Certain Provisions of Our Charter, Our Bylaws, and Delaware Law

Certain provisions of the Charter, the Bylaws, and laws of the State of Delaware, where the Company is incorporated, may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest. These provisions may also adversely affect prevailing market prices for the common stock of the Company. We believe that the benefits of increased protection give the Company the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure Company and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Staggered Board of Directors

Our Charter and our Bylaws provide that the Board is divided into three classes with staggered three-year terms, which could delay the ability of stockholders to change the membership of a majority of the Board. Under the classified board of directors structure, only one class of directors would be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder for their respective three-year terms, with only one class of directors being elected in each year and each class serving a three-year term.

Limitations on Stockholder Action by Written Consent

The Charter provides that, subject to the terms of any series of the Company preferred stock, any action required or permitted to be taken by the stockholders of the Company must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting.

Amendment of the Charter and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

The Charter provides that it may be amended by the Company in the manners provided therein or prescribed by statute. In addition to any vote required by applicable law, the following provisions in the Charter may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Part B of Article IV, Article V, Article VI, Article VII, Article VIII, Article IX and this Article X.

The Charter also provides that the Board will have the power to adopt, amend, alter, or repeal the Bylaws. Amendment or repeal of the Bylaws of the Company by the stockholders of the Company shall require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Company entitled to vote generally in an election of directors.

Business Combinations

Under Section 203 of the DGCL, a corporation will not be permitted to engage in a business combination with any interested stockholder for a period of three years following the time that such interested stockholder became an interested stockholder, unless:

(1)	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

(2)	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

(3)	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662∕3% of the outstanding voting stock which is not owned by the interested stockholder.

(4)	Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the Company’s outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Since the Company has not opted out of Section 203 of the DGCL, it will apply to the Company. As a result, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions, which stockholders may otherwise deem to be in their best interests.

Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the charter specifically authorizes cumulative voting. The Charter does not authorize cumulative voting.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors or officers of corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Charter includes a provision that eliminates the personal liability of directors or officers for damages for any breach of fiduciary duty as a director or officer where, in civil proceedings, the person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the Company or, in criminal proceedings, where the person had no reasonable cause to believe that his or her conduct was unlawful.

The Bylaws provide that the Company must indemnify and advance expenses to the Company’s directors and officers to the fullest extent authorized by the DGCL. the Company also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for the Company directors, officers, and certain employees for some liabilities. the Company believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in the Charter and Bylaws may discourage stockholders from bringing lawsuits against directors for any alleged breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, your investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of the Company’s directors, officers, or employees for which indemnification is sought.

Corporate Opportunities

The Charter provides for the renouncement by the Company of any interest or expectancy of the Company in, or being offered an opportunity to participate in any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into possession of, any director of the Company who is not an employee of the Company or any of its subsidiaries, unless such matter, transaction, or interest is presenting to, or acquired, created, or developed by, or otherwise comes into the possession of a director of the Company expressly and solely in that director’s capacity as a director of the Company.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, the Company’s stockholders will have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of the Company’s stockholders may bring an action in the Company’s name to procure a judgment in the Company’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of the Company’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Our Transfer Agent and Warrant Agent

The transfer agent and warrant agent for the Company’s Common Stock and Public Warrants is Continental Stock Transfer & Trust Company, 1 State Street, New York, New York 10004.

Listing of our Securities

Our Common Stock and Public Warrants are trading on the Nasdaq Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “VSEE” and “VSEEW” respectively.